Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2007	2006	2005	2004	2003
Earnings
Income from continuing operations before taxes	$257,527	$187,685	$121,634	$114,841	$87,346
Fixed charges	43,390	34,720	36,609	25,283	13,477

Total earnings	$300,917	$222,405	$158,243	$140,124	$100,823

Fixed Charges
Interest expense, net	$11,290	$10,025	$12,959	$8,009	$1,831

Portion of rent expense representative of interest	32,100	24,695	23,650	17,274	11,646

Total fixed charges	$43,390	$34,720	$36,609	$25,283	$13,477

Ratio of earnings to fixed charges	6.94	6.41	4.32	5.54	7.48

For purposes of calculating the ratios,
(1) earnings include income from continuing operations before income taxes, fixed charges and a reduction for preference dividend to earnings; and
(2) fixed charges are interest expense incurred, amortization of debt expense and discount or premium related to any indebtedness, the interest component of rent and preference dividend to earnings.
The ratio of earnings to fixed charges is calculated as follows:
(Earnings) + (Fixed Charges)
(Fixed Charges)

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